UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

30DC, Inc.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

88430R 105
(CUSIP Number)

Raine Ventures, LLC
28 Cheswold Boulevard, #1C
Newark, DE 19713

With copies to:
The Sourlis Law Firm
214 Broad Street
Red Bank, NJ 07701
(732) 530-9007

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Dan Raine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ..........................................................................................................................................

(b) ..........................................................................................................................................

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,560,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,560,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,560,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 15.02%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Raine Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ..........................................................................................................................................

(b) ..........................................................................................................................................

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,560,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,560,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,560,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 15.02%

14.	Type of Reporting Person (See Instructions)

OO

Item 1.     Security and Issuer

The security upon which this report is based is the common stock, par value $0.001 per share, of 30DC, Inc., a Maryland corporation (the “Issuer”), with executive offices located at 80 Broad Street, 5th Floor, New York, NY  10004.

Item 2.     Identity and Background.

(a)	Name: This statement is filed by Dan Raine and Raine Ventures LLC. Mr. Raine is a managing member of Raine Ventures LLC and has voting rights to the shares held by Raine Ventures LLC.

(b)	Business Address: Raine Ventures LLC, 28 Cheswold Boulevard, #1C, Newark, DE 19713

(c)
Employment Information: Mr. Raine has served as Vice President of Business Development of 30 DC, Inc, since July 2009.   In 2006, he developed the concept of the Immediate Edge of which he was owner and operator and which launched its subscription service in January 2007.   Mr. Raine operated the Immediate Edge from 2007 until its acquisition by 30DC in July 2009 at which time he started his current position with 30DC.

(d)	During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Dan Raine is a citizen of the United Kingdom. Raine Ventures LLC is a limited liability company formed in Delaware in the United States.

Item 3. Source and Amount of Funds or Other Consideration

The securities were issued to the Reporting Persons in connection with the transaction described in Item 4 below.

 Item 4. Purpose of Transaction

On September 10, 2010, the Issuer (then known as Infinity Capital Group, Inc.), a Maryland corporation, entered into a Plan and Agreement of Reorganization (the "Agreement") with 30DC, Inc., a Delaware corporation, ("30DC") and the shareholders of 30DC, Inc. ("30DC Shareholders"), including the Reporting Persons.

In exchange for 100% of the issued and outstanding shares of 30DC, the Issuer issued 60,984,000 shares of its restricted common stock.  The shareholders of 30DC received 13.2 shares of common stock of the Issuer for every one share of 30DC. In connection with the transaction, the Reporting Persons received the shares of the Issuer’s common stock being reported in this Schedule 13D.

The Issuer ,  as  a  result  of  the  transaction,   became  the  sole  outstanding shareholder  of 100% of the  outstanding  common shares of common stock of 30DC. The business of 30DC is now the primary business of the Issuer .

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Dan Raine and Raine Ventures LLC beneficially own 10,560,000 shares of Issuer’s common stock, representing approximately 15.02% of the issued and outstanding common stock of the Issuer.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Dan Raine through Raine Ventures LLC:

Sole Power to Vote or to Direct the Vote:	10,560,000

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	10,560,000

Shared Power to Dispose or to Direct the Disposition of:	0

(c)	Transactions in the securities effected during the past sixty days:

See Item 4 above which is incorporated by reference herein.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2010	By:	/s/ DAN RAINE
Dan Raine

RAINE VENTURES LLC

Date: December 22, 2010	By:	/s/ DAN RAINE
Dan Raine
Managing Member